PLAYBOY ENTERPRISES, INC.

LINDA G. HAVARD

EXECUTIVE VICE PRESIDENT

& CHIEF FINANCIAL OFFICER

July 14, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 3720 Attention: Terry French Accountant Branch Chief
RE:	Playboy Enterprises, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 1-14790

Ladies and Gentlemen:

Playboy Enterprises, Inc. (the “Company”) has received and reviewed the additional comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Terry French, Accountant Branch Chief, dated June 5, 2006, regarding the Commission’s limited review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Securities and Exchange Commission

July 14, 2006

Form 10-K for the year ended December 31. 2005

Notes to Consolidated Financial Statements

Note A Summary of Significant Accounting Policies

1.

We note your response to comment 1 that the distribution agreements identified as having an indefinite useful life contain among other things automatic renewal terms and/or no specified termination dates and can be modified to include new distribution outlets. We believe that the useful life of your distribution agreements should be the period of time the carriage agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions. Please provide us with a more detailed analysis of the pertinent factors outlined in paragraph 11 of SFAS 142 that you considered in the determination that your distribution agreements have an indefinite useful life. Your response should include a detailed discussion regarding your experience in renewing the agreements, including, at a minimum, a discussion as to whether material modifications are made to the distribution agreements, considering both changes made during each renewal process and considering the modifications made over several renewal periods, the types of changes made to original terms and conditions of your distribution agreements, your history in changing distribution agreements, and whether you intend to change or modify your distribution agreements in the foreseeable future.

Response: The Company respectfully advises the Staff that 13 distribution agreements were transferred to the Company as part of the Company’s acquisition of additional television networks in July 2001 (the “Califa acquisition”). At the time of the Califa acquisition, the Company analyzed each of the distribution agreements received in the acquisition and identified each separately as either a definite- or indefinite-period intangible. Those agreements identified as definite-period agreements had identifiable commencement and termination dates as well as no renewal terms.

Of the 13 agreements transferred to the Company as part of the Califa acquisition, the Company concluded that five had indefinite lives (the “ILAs”). In making this determination, the Company evaluated the terms and conditions of each ILA and took into account the Company’s historical experience with similar distribution agreements, including the fact that no material changes have been or are expected to be made in the ordinary course.

Each of the ILAs has automatic renewal terms and/or no specified termination dates. Since the Califa acquisition, the Company has renewed two of the five ILAs. Of the remaining three, two agreements are in the process of renewal and one continues to operate under its original terms. The costs to renew the ILAs are minimal. The Company continues to generate revenue from the five ILAs and the cash flows from all five of the ILAs are expected to continue into the future for an indefinite period.

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

Securities and Exchange Commission

July 14, 2006

In addition, the ILAs are similar to some of the Company’s major distribution agreements which have remained in place for over 20 years — basically since the Company has had a presence in the cable television industry. The Company’s experience with these other distribution agreements has been that they are not cancelled but rather are modified in the ordinary course of business while allowing for carriage of new networks or new distribution outlets. The amendments to these other agreements also may reflect enhancements to the contracts, such as exclusivity, revenue benchmarks, increases in the number of networks carried or the number of cable homes reached by the distributor, sometimes in return for rate incentives.

As is the case with the Company’s other major distribution agreements discussed above, no material modifications have been made to the terms and conditions of any of the ILAs, and the Company does not expect to modify such agreements in the foreseeable future, other than for non-material modifications as described below. Modifications that have been made to the ILAs were not necessary to renew the agreements but were made to enhance the value of the ILAs to the Company and the distributor. The types of non-material modifications that have historically been or are likely to be made in the future to the original terms and conditions of the ILAs generally consist of the following:

•

New Movie Networks. When the ILAs were originally transferred to the Company, they covered the movie networks that were in existence at the time. As the Company expands its family of television movie network offerings, the new networks are added to the ILAs by amendment in the ordinary course of business, sometimes in exchange for rate incentive adjustments (which have typically been between one and five percentage points and have not resulted in a material difference in the financial performance of the contracts).

•

Additional Distribution Methods. When the ILAs were originally transferred to the Company, they generally covered only the distribution methodologies used at the time of the original agreements (e.g., cable pay per view). As new distribution methods gain market acceptance (e.g., video-on-demand), the ILAs are generally amended to include these additional methods on similar terms and conditions while maintaining our existing distribution methods.

•	Updated Administrative Details. The ILAs are modified from time to time to update details such as corporate names and addresses, channel names, territories, etc.

The Company reviews any changes made to the ILAs at the time any such changes are made in order to determine whether the indefinite-lived status of an agreement has changed. Each of the ILAs is also tested annually for impairment in accordance with paragraph 17 of SFAS 142. The impairment test compares the fair value of the agreements with their carrying value. No impairment or change in indefinite-lived status of any of these ILAs has resulted in any of the years since the Califa acquisition was completed in 2001.

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

Securities and Exchange Commission

July 14, 2006

As a consequence of the factors described above, the Company believes that the ILAs should continue to be accounted for as indefinite-lived intangible assets. The Company will continue to review and monitor any modifications to such agreements in order to ensure that the classification of and accounting for these agreements is correct. In addition, the Company will continue to test the ILAs annually for impairment in accordance with paragraph 17 of SFAS 142.

2.

We have considered your response to comment 3. Tell us how you considered the guidance in paragraph 10 of SFAS 142 that requires the costs of internally developing, maintaining or restoring intangible assets to be recognized as an expense when incurred. In addition please provide the actual cost incurred for each type of cost described in your response for each of the three years in the period ended December 31, 2005 and the interim period ended March 31, 2006.

Response: The Company respectfully advises the Staff that it has considered paragraph 10 of SFAS 142 as follows:

•

The Company’s intellectual property is specifically identifiable as evidenced by more than 7,000 trademark and service mark registrations in over 200 countries and by 3,000 domain name registrations, all of which are related to any one of our several brands.

•

The Company’s trademark, service mark and domain name registrations have determinate lives under applicable law, but they may be renewed indefinitely for incremental terms of ten to 20 years, depending upon the jurisdiction. Management’s practice and its intention for the future are to renew these registrations as they become due.

•

No one brand or mark is inherent to the Company’s continuing business and related to the entity as a whole. For example, the Company’s largest segment utilizes a multitude of brands, including Playboy, Spice, Adult.com, Club Jenna and numerous domain names. Similarly, the Company’s Publishing and Licensing segments utilize both the Playboy and the Rabbit Head Design brands to generate revenues. Additionally, all the Company’s businesses generate revenues and other benefits from other registered marks, such as Femlin, HMH and Playmate.

•

The Company expenses, when incurred, all internal costs relating to its trademark, service mark and domain name registrations and capitalizes only third-party expenses which may be incurred in obtaining or protecting its trademark, service mark and domain name registrations.

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

Securities and Exchange Commission

July 14, 2006

Also in accordance with SFAS 142, the Company conducts annual impairment testing of these trademark, service mark and domain name registrations.

The following table shows the Company’s actual external acquisition, defense, registration, renewal and other expenditures for the periods indicated that have been capitalized.

	Year Ended December 31,			Three Months Ended
	2003	2004	2005	March 31, 2006
Acquisition	$3,000	$0	$1,620,000	$30,000
Defense	2,033,000	671,000	1,272,000	(109,000)
Registration	366,000	604,000	498,000	36,000
Renewal	487,000	587,000	401,000	150,000
Other	51,000	155,000	72,000	(8,000)*
Total	$2,940,000	$2,017,000	$3,863,000	$99,000

* Reversal of prior year accrual.

* * * * *

If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.

Very truly yours,

PLAYBOY ENTERPRISES, INC.

By: /s/ Linda G. Havard

Name:	Linda G. Havard
Title:	Executive Vice President,

Finance and Operations and

Chief Financial Officer

cc:	Al Rodriguez

(Securities and Exchange Commission)

Howard Shapiro, Esq.

(Playboy Enterprises, Inc.)

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000